Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction	Parent*
Nuvve Corporation	Delaware	Nuvve Holding Corp.
Nuvve ApS	Denmark	Nuvve Corporation
Nuvve SaS	France	Nuvve Corporation
Nuvve LTD	United Kingdom	Nuvve Corporation

*	Each subsidiary is owned 100% by its Parent.